FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2021 Earnings presentation

Q1’21 Earnings Presentation All. Together. Now. 28 April 2021

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q1 2021 Financial Report, published as Inside Information on 28 April 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

4 Index 1 Highlights and Group performance Appendix 3 Business areas review Key takeaways 2 4

5 Highlights Note: Changes in constant euros (1) 12 month rolling. Considering annualized 3M’21 provisions, cost of credit would be 0.84% in Q1’21 (1.62% in Q1’20) (2) The bank is accruing 40% of the underlying profit for shareholder remuneration, once supervisors allow Growth • Net operating income up 15% YoY driven by 8% revenue growth (volume up: +2% loans, +8% deposits) and cost control • Strong digital adoption: 50% of sales through digital channels in Q1’21 (41% in Q1’20) and 44 million digital customers (+15% YoY) • We announced the intention to make a cash offer to repurchase the outstanding shares of Santander México (c. 8.3%), consistent with the Group's strategy to deploy capital in high growth markets Profitability • Q1’21 attributable profit of EUR 1,608 mn after recording EUR 530 mn (net of tax) in expected restructuring charges for FY21 • Q1’21 underlying attributable profit of EUR 2,138 mn. Revenue growth (+8%) with flat costs improved our efficiency ratio to 45%. Additionally, the lowest quarterly LLPs since Q1’20 • Increased profitability: underlying RoTE of 13.0% (7.4% FY20); underlying EPS of EUR 11.6 cents (EUR 1.4 cents in Q1’20) Strength • Cost of credit1 improved to 1.08% vs. 1.28% FY20. Loan-loss reserves stood at EUR 24bn, with a coverage ratio of 74% • CET1 ratio of 12.30% with continued organic generation (+28 bps, including -15 bps for shareholder remuneration, equivalent to 40% of Q1’21 underlying profit2) • TNAVps: EUR 3.84 (+2% vs. Q4’20, including the dividend of EUR 2.75 cents per share, already deducted) Delivered very positive performance in Q1’21

6 • Low interest rates. Brazil started to raise interest rates in Q1’21 • New sizable fiscal stimulus in the US (relaunched Paycheck Protection Program) • Guarantee programmes extended • The UK published a roadmap to exit lockdown from March • Gradual easing of restrictions in the US • Lockdowns and restrictive measures introduced in other countries Interest-rates. Monetary policy Fiscal stimulus programmes Lockdown / restrictive measures Vaccination Activity in Q1’21 recovering at different speeds affected by the operating and financial environment Group Different progress by countries: • The US and the UK lead among major economies • EU: slow rollout; plan to accelerate in the next few months • Brazil and Mexico are slowly accelerating • Negative impact on NII • This stimulus will lead to activity and revenue recovery, with better credit quality in the US • Negative impact on revenue and support cost of credit • Reduced activity slowed new lending and fee income generation • Recovery of activity at different speeds • Positive impact on revenue and cost of credit

7 Group Performance

8 EUR mn Q1'21 Q1'20 Euros Constant euros NII 7,956 8,487 -6 5 Net fee income 2,548 2,853 -11 0 Trading and other income 886 474 87 95 Total income 11,390 11,814 -4 8 Operating expenses -5,118 -5,577 -8 0 Net operating income 6,272 6,237 1 15 LLPs -1,992 -3,909 -49 -43 Other results -467 -372 26 42 Underlying PBT 3,813 1,956 95 133 Underlying att. profit 2,138 377 467 — Restructuring charges² -530 -46 — — Attributable profit 1,608 331 386 998 % change Q1 underlying profit of EUR 2 billion driven by solid net operating income growth (+15%1 YoY) and lower cost of credit (1) Changes in constant euros. Contribution as a % of operating areas and excluding the Corporate Centre (2) Net of tax, corresponding mainly to the UK and Portugal Europe South America North America Q1’21 (vs. Q1’20) Contribution to Group’s Underlying profit1 31% 29% 29% 11% Underlying att. profit1 (EUR mn) 826 +338% 773 +41% 773 +205% Digital Consumer Bank DCB 291 +25%

9 3,487 2,967 2,563 2,650 1,992 Q1'20 Q2 Q3 Q4 Q1'21 5,111 4,924 5,071 5,283 5,118 5,454 5,342 5,959 5,783 6,272 10,565 10,266 11,030 11,066 11,390 Strong performance in revenue, costs and LLPs in the quarter Net operating income Note: data in constant euros Total income Costs 192 1,456 1,716 1,423 2,138 Q1'20 Q2 Q3 Q4 Q1'21 Underlying attributable profit (EUR mn) Constant EUR mn Underlying attributable profit 377 1,531 1,750 1,423 2,138 +50% vs. Q4’20 +50% vs. Q4’20 +8% vs. Q4’20 +3% vs. Q4’20 -3% vs. Q4’20 LLPs -25% vs. Q4’20

NII was 5% higher YoY in line with increase in average volumes

Net interest income

Constant EUR mn



+5%
vs. Q1'20
-2%
vs. Q4'20
7,567
7,411
7,748
8,093
7,956
Q1'20
Q2
Q3
Q4
Q1'21

- YoY growth in loans (+2%) and deposits (+8%)
- Interest rates remained much lower YoY, despite the recent hike in Brazil (+75 bps)
- Positive impact of cost of deposits management and TLTRO contribution
- QoQ performance affected by seasonality

Santander

Note: changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos

10

11 Net fee income Constant EUR mn Net fee income recovered to pre-pandemic levels, growing in higher value-added services and products 2,543 2,208 2,399 2,460 2,548 Q1'20 Q2 Q3 Q4 Q1'21 +0.2% vs. Q1’20 • Q1 affected by new lockdowns and seasonality in Brazil • Positive YoY performance in CIB (+28%) and Insurance (+5%) • Cards and transactional fees dampened by the pandemic (Q1’20 impact was not material) and overdraft regulation in the UK (since April 2020) • QoQ positive performance in CIB and, to a lower extent, in WM&I. Transactional fees began to recover +4% vs. Q4’20 Note: changes in constant euros

12 Delivered broad-based efficiency gains with cost savings in all European countries fueled by our new operating model Note: Percentage change year-on-year in constant euros. Efficiency YoY change in euros (1) Excluding Argentina due to high inflation. Including it, South America: +4.9% Europe -3.8% Costs North America South America Group +0.1% +1% +1% -3% +1% Efficiency 50% -858 bps +2.8% 41% -32 bps 34% -135 bps +0.8%1 46% -9 bps +1.0% Digital Consumer Bank 45% -227 bps -8% -3% -4% -3% DCB

13 Improved cost of credit: lower LLPs in most countries, particularly in the US and Brazil (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized 3M’21 provisions, cost of credit would be 0.84% in Q1’21 (1.62% in Q1’20) Loan-loss provisions Constant EUR bn 3.5 3.0 2.6 2.6 2.0 Q1'20 Q2 Q3 Q4 Q1'21 Credit quality indicators Mar-20 Dec-20 Mar-21 -43% vs. Q1’20 -25% vs. Q4’20 Cost of credit1 NPL ratio Coverage ratio Note: Exposure and coverage ratio by stage in appendix, page 57 1.17% 1.28% 1.08% 3.25% 3.21% 3.20% 71% 76% 74%

Our strong operating performance resulted in increased profitability and TNAVps…

Underlying RoTE


13.0%
7.4%
2.1%
Q1'20
2020
Q1'21

Statutory RoTE Q1'20: 2.0%, 2020: 1.9% and Q1'21: 12.2%

Underlying earnings per share


EUR cents
11.6
7.4
1.4
Q1'20
Q4'20
Q1'21

Statutory earnings per share Q1'20: EUR 1.1 cents, Q4'20: EUR 0.8 cents and Q1'21: EUR 8.5 cents

TNAV per share


EUR
TNAV + dividend
+2% QoQ
4.21
3.79
3.84
Mar-20
Dec-20
Mar-21

Dividend per share: EUR 2.75 cents

Santander

Notes: The averages for the Q1 RoTE denominators are calculated on the basis of 4 months from December to March and 2020 RoTE denominator is calculated on the basis of 13 months from December to December

For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoTE is the annualized underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualizing them

14

15 …and high organic generation which enabled us to maintain our solid capital position Note: Does not include repurchase of Santander México shares, which is expected to close in Q2 or Q3’21 (1) Includes -15 bps for shareholder remuneration, equivalent to 40% of Q1’21 underlying profit (2) IFRS 9 2021 phase-out included (-6 bps) CET1 ratio quarterly evolution 12.30 -0.13 -0.09 -0.10 12.34 +0.28 Dec-20 Organic generation (1) Regulatory & Models (2) Markets & others Restructuring charges Mar-21 FL CET1 ratio 11.89 11.89%

16 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

17 Business and profit growth leveraging our geographic diversification Underlying att. profit (EUR mn) Net operating income (EUR mn) 2,077 +36% 2,320 +12% 1,620 +4% 826 +338% 773 +41% 773 +205% Europe South America North America Q1’21 (vs. Q1’20) Underlying RoTE Customer deposits (EUR bn) 576 +7% 103 +17% 105 +9%1 Customer loans (EUR bn) 558 +2% 120 +10% 123 -1%1 Digital Consumer Bank 703 +1% 53 +7% 116 -1% 8% +6.6 pp 291 +25% 14%2 +9.0 pp 19% +3.4 pp 12% +2.4 pp Digital customers (mn) 15.6 +9% 21.6 +21% 6.3 +13% 0.7 +26% DCB Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos (1) Excluding Puerto Rico and Bluestem disposal impact. Otherwise, loans -4% and deposits +5% (2) RoTE adjusted for excess capital in the US: 22%

18 Spain Q1’21 profit boosted by the increase in net operating income and reduced LLPs Hefty cost reduction and productivity increase Total income flat YoY: increased NII (volumes and TLTRO), offset by reduced fee income (Q1’20 pre-pandemic) and lower ALCO sales NII QoQ performance affected by margin pressure, lower credit volumes and lower day count (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds 197 322 Loans Funds +3% VOLUMES1P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 1,019 -4.5 10.2 Net fee income 587 2.4 -8.7 Total income 1,785 9.3 -0.2 Operating expenses -867 -0.7 -8.2 Net operating income 918 20.9 8.7 LLPs -449 -26.5 -28.6 PBT 340 — 203.2 Underlying att. profit 243 — 170.4 (*) EUR mn and % change +10% KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 5.3 +9% NPL ratio (%) 6.18 -70 bps Cost of credit (%) 0.91 +27 bps Efficiency ratio (%) 48.6 -423 bps Underlying RoTE (%) 6.5 +4.2 pp

19 UK VOLUMES1KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 6.4 +7% NPL ratio (%) 1.35 +36 bps Cost of credit (%) 0.21 +7 bps Efficiency ratio (%) 58.7 -947 bps Underlying RoTE (%) 9.2 +7.7 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 1,001 -1.3 23.7 Net fee income 120 20.4 -35.7 Total income 1,111 2.7 11.9 Operating expenses -652 4.9 -3.6 Net operating income 459 -0.2 45.2 LLPs -18 -82.1 -89.6 Underlying PBT 410 99.8 476.9 Underlying att. profit 294 67.8 470.4 (*) EUR mn and % change in constant euros 244 235 Loans Funds (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Volume growth driven by mortgages, government backed business loans and both retail banking and corporate deposits In the quarter, positive margin management was not reflected in NII performance due to the lower day count Profit increased QoQ from lower LLPs and the UK Bank Levy in Q4 Profit up YoY due to total income growth (volumes and cost of deposits), cost reduction and significantly lower LLPs. Fees impacted by regulatory changes

20 Maintained our growth strategy, reflected in double-digit growth in digital customers and volumes Continued improvement of operational efficiency, reaching historic lows Profit increased YoY: revenue up (higher volumes partly offset by lower interest rates), costs control and lower LLPs. Higher RoTE at 21% QoQ performance affected by seasonality in fee income and expenses Brazil VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 16.6 +20% NPL ratio (%) 4.42 -52 bps Cost of credit (%) 3.79 -63 bps Efficiency ratio (%) 28.7 -334 bps Underlying RoTE (%) 21.4 +5.0 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 1,780 2.6 5.8 Net fee income 632 -3.6 -1.9 Total income 2,521 2.0 8.4 Operating expenses -723 -16.3 -2.9 Net operating income 1,799 11.8 13.8 LLPs -549 0.9 -30.6 Underlying PBT 1,154 12.4 65.7 Underlying att. profit 562 3.4 46.7 (*) EUR mn and % change in constant euros 67 94 Loans Funds +20% +13% +12%

USA

Remarkable speed of vaccination and massive fiscal stimulus support activity recovery and cost of credit improvement

Significant profit increase YoY and QoQ boosted by net operating income (+13%) and LLPs reduction. **Net operating income increased 19% YoY** excluding Puerto Rico and Bluestem portfolio disposals

Revenue up due to leasing, capital markets and execution of originate-to-distribute in mortgages and auto. NII stable despite low rates and business disposals

KEY DATA	Q1'21	vs. Q1'20
Digital customers (k)[1]	1,044	+2%
NPL ratio (%)	2.11	+11 bps
Cost of credit (%)	2.12	-101 bps
Efficiency ratio (%)	39.3	-261 bps
Underlying RoTE (%)[2]	29.6	+26.9 pp

P&L*	Q1'21	vs. Q4'20	vs. Q1'20
NII	1,337	0.2	-0.1
Net fee income	241	17.5	5.4
Total income	1,902	6.8	7.7
Operating expenses	-748	-1.9	1.0
Net operating income	**1,154**	**13.3**	**12.6**
LLPs	-165	-70.7	-81.4
Underlying PBT	**974**	**132.5**	**653.6**
Underlying att. profit	**616**	**143.8**	**1,016.9**

(*) EUR mn and % change in constant euros

VOLUMES[3]



+1%
+17%
91
86
Loans
Funds

Santander

(1) Excluding Puerto Rico disposal impact. Considering it, flat YoY
(2) RoTE adjusted for excess capital. Otherwise, 16%
(3) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding disposal of Puerto Rico and Bluestem impact (EUR 3.5 bn in loans and EUR 3.5 bn in deposits). Considering it, loans -3% and funds +12%.

21

22 Mexico VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 5.1 +15% NPL ratio (%) 3.21 +114 bps Cost of credit (%) 3.00 +31 bps Efficiency ratio (%) 43.1 +189 bps Underlying RoTE (%) 12.7 -3.1 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 667 -5.6 -6.4 Net fee income 204 8.7 8.2 Total income 865 -2.9 -3.9 Operating expenses -373 -11.5 0.6 Net operating income 492 4.9 -7.0 LLPs -228 7.5 -6.7 Underlying PBT 259 8.8 -6.7 Underlying att. profit 182 6.2 -7.4 (*) EUR mn and % change in constant euros 31 42 Loans Funds -6% +1% The Group announced its intention to acquire the full 8.3% outstanding shares of Santander México QoQ profit up primarily due to higher fees, trading gains and lower costs Profit down YoY: NII pressure (lower rates and credit volumes as the corporate segment normalizes). Flat costs and lower LLPs

23 Ongoing execution of business digitalization. The conversion of creditors into full customers helped to maintain high profitability New lending (-3% vs. Q1’20) impacted by lockdowns in some countries (especially in January and February), although positive activity signs in March Profit up YoY favoured by revenue increase and LLPs drop. Flat costs despite investments in technology and scaling capabilities Digital Consumer Bank VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds KEY DATA Q1'21 vs. Q1'20 Active customers (mn) 19.3 -7.0% NPL ratio (%) 2.23 +2 bps Cost of credit (%) 0.69 +7 bps Efficiency ratio (%) 46.1 -8 bps Underlying RoTE (%) 12.0 +2.4 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 1,056 -2.4 -2.6 Net fee income 188 -8.0 -1.8 Total income 1,304 -4.3 1.3 Operating expenses -600 0.1 1.0 Net operating income 703 -7.7 1.5 LLPs -166 -20.0 -49.7 Underlying PBT 506 -9.8 25.5 Underlying att. profit 291 -16.2 25.0 (*) EUR mn and % change in constant euros 116 54 Loans Funds -1% +8% DCB

24 Global businesses Wealth Management & Insurance AUM’s up in Private Banking and SAM: EUR 4,700 mn net sales. Total Insurance fees up 5% YoY Total contribution to Group’s profit up 1% vs. Q1’20 pre-crisis, despite PB being affected by lower interest rates, margin compression in SAM and positive non-recurring income in 2020 in Insurance EUR 370 bn (+12% YoY) AUMs EUR 788 mn 31% of Group’s total Total fees EUR 523 mn (+1% YoY) Contribution to Group’s profit P&L* Q1'21 vs. Q4'20 vs. Q1'20 Total income 502 -8.1 -1.7 Net operating income 281 -14.7 -2.7 Underlying att. profit 197 -17.7 -3.4 (*) EUR mn and % change in constant euros Remarkable SCIB business growth from all core businesses and geographies Increase in activity driving strong revenue and underlying profit growth 3.0% Underlying RoRWA EUR 466 mn 18% of Group’s total Total fees 31.8% Efficiency Corporate & Investment Banking P&L* Q1'21 vs. Q4'20 vs. Q1'20 Total income 1,655 29.1 43.9 Net operating income 1,130 49.4 70.6 Underlying att. profit 704 107.9 64.2 (*) EUR mn and % change in constant euros

PagoNxt Innovative payments solutions for both Santander and non-Santander clients

Merchant solutions

Getnet is our merchant payments global franchise offering in-store and ecommerce acquiring, processing and value-added services

Getnet

Q1'21 activity

- Getnet already available in 4 LatAm countries[1] after Q1 launch in Chile
- Getnet, 3rd largest acquirer in LatAm, with higher growing rates in remote payments environment
- Volumes & commercial activity in acquiring recovered pre-covid levels

Q1'21

Active merchants	Total payments volume
1,125 k +14% YoY	EUR 22.5 bn +26% YoY

CAGR mid-term (e)

Active merchants	Total payments volume
+20-30%	

Trade solutions

One Trade is our global trade and international payments platform, addressing the needs of SMEs and Corporates with the latest technology

	Q1'21		CAGR mid-term (e)	
Ebury	Active clients	>15 k	Revenue	+30-40%
One Trade	Active clients	4,119	Transaction volume	+100%

Consumer solutions

PagoNxt Consumer focuses on creating compelling, integrated payment experiences, becoming deeply embedded in consumers' financial lives superdigital

Q1'21 in Brazil

Active users	Transaction volume
570 k +16% YoY	EUR 72 mn +30% YoY

TAM (total addressable market)

300 mn
Underserved[2] in LatAm

Santander

Note: % changes in constant euros
(1) Brasil, Mexico, Chile and Argentina
(2) Unbanked and underbanked population

25

26 Q1 results impacted by higher provisions to reinforce our balance sheet Positive impact of FX hedging reflected in 2020 in Gain/Losses on FT Lower costs (-7% YoY) and reduced income tax Corporate Centre P&L* Q1'21 Q4'20 Q1'20 NII -324 -345 -304 Gains/Losses on FT -44 104 14 Operating expenses -79 -80 -85 LLPs and other provisions -187 -13 -24 Tax and minority interests 109 -44 -618 Underlying att. profit -527 -389 -1,031 (*) EUR mn

27 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

28 Strong business in Q1’21 Solid P&L EUR 2.1 bn underlying attributable profit FY2021 restructuring charges recorded Revenue +8% Net operating income +15% EUR 1.6 bn attributable profit Strengthened balance sheet and improved profitability Loans: +EUR 17 bn Deposits: +EUR 65 bn CET1 above the target range of 11-12% CET1 12.30% Cost of credit 1.08% RoTE higher than cost of capital Underlying RoTE 13.0% Improved efficiency -227 bps Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos

29 Near-term outlook Business environment 2021 outlook by business areas • We expect activity to increase as vaccination progresses, although at different speeds: • Starting in the US and the UK in H1’21 • Some remaining pressure in Europe and LatAm with improvement expected in H2’21 • Lower cost of credit expected amid current uncertainty, with uneven performance by segments • Consumer and individual lending expected to increase strongly across markets, with more normalized transactionality that should be reflected in higher-than-normal revenue growth • No further interest rate cuts expected, already rising (Brazil) • Europe: slight increase in profitability expected throughout the year, backed by forecasted household activity rebound, margin management, net fee income recovery and savings plan execution • North America: after Q1 excellent results, underlying profit trends in the US should be better than initially expected (resilient revenue, cost control and lower cost of credit) • South America: amid the challenging environment, Brazil should deliver continued PBT growth with increased revenue and cost of credit under control. Expected underlying RoTE of c. 20% • Digital Consumer Bank: once lockdown measures are fully lifted in Europe, we forecast a substantial acceleration in consumer demand, as seen in the US After the strong start of the year, we reiterate our targets for 2021: improve the efficiency ratio, reduce cost of credit and increase profitability

30 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

31 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

32 Europe Accelerating transformation to deliver superior growth under a more efficient operating model Revenue increase YoY driven by CIB, NII (Spain and the UK) and ALCO sales (Portugal) Strong efficiency improvement as a result of the ongoing optimization plans in all countries Cost of credit normalizing after LLPs drop in all countries P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 2,645 -2.0 12.5 Net fee income 1,072 10.5 -4.1 Total income 4,149 12.0 12.7 Operating expenses -2,071 1.9 -3.8 Net operating income 2,077 24.3 36.1 LLPs -595 -36.1 -40.3 Underlying PBT 1,231 235.4 315.0 Underlying att. profit 826 217.2 338.2 (*) EUR mn and % change in constant euros VOLUMES1 558 675 Loans Funds +2% +10% KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 15.6 +9% NPL ratio (%) 3.26 -11 bps Cost of credit (%) 0.51 +15 bps Efficiency ratio (%) 49.9 -858 bps Underlying RoTE (%) 8.5 +6.6 pp (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

33 Portugal 39 44 Loans Funds VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds +20% KEY DATA Q1'21 vs. Q1'20 Digital customers (k) 970 +22% NPL ratio (%) 3.84 -72 bps Cost of credit (%) 0.38 +15 bps Efficiency ratio (%) 34.2 -898 bps Underlying RoTE (%) 15.9 +8.6 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 193 -1.1 -4.6 Net fee income 99 -3.5 -2.0 Total income 427 34.8 21.9 Operating expenses -146 -2.0 -3.5 Net operating income 281 67.4 41.2 LLPs -35 -16.9 -56.9 Underlying PBT 234 75.4 138.6 Underlying att. profit 161 69.0 137.0 (*) EUR mn and % change +5% +5% Sharp rise in digital customers with higher digital sales penetration Increase in customer loans boosted by new lending, mainly in corporates and mortgages Profit growth due to ALCO portfolio sales, cost control and lower LLPs

34 Poland VOLUMES2KEY DATA Q1'21 vs. Q1'20 Digital customers (k) 2,812 +8% NPL ratio (%) 4.82 +53 bps Cost of credit (%) 1.02 +14 bps Efficiency ratio (%) 44.3 -274 bps Underlying RoTE (%) 5.0 -0.1 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 240 -0.5 -14.7 Net fee income 127 6.5 14.4 Total income 357 -7.2 2.8 Operating expenses -158 3.5 -3.1 Net operating income 199 -14.2 8.1 LLPs -68 -14.8 -24.8 Underlying PBT 58 -11.7 -1.3 Underlying att. profit 21 0.2 -4.7 (*) EUR mn and % change in constant euros 29 41 Loans Funds -1% +19% Q1’21 impacted by corporate loans drop, low rates and charges related to CHF mortgages Net operating income after LLPs up 40% YoY driven by efficiency and lower LLPs. Resilient revenue (lower rates offset by fees and trading gains) QoQ performance impacted by BFG contribution (1) RoTE adjusted for excess capital. Otherwise, 3% (2) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds 1

North America

Increasing joint initiatives between Mexico and the US to improve customer attraction, share best practices and technology programmes

Robust customer funds underpinned by the US. **Loan demand normalized** following the uptick at the beginning of the pandemic and business disposals

Strong profit growth primarily boosted by cost of credit improvement in the US, cost control and revenue increase. NII affected by lower rates in Mexico

KEY DATA	Q1'21	vs. Q1'20
Digital customers (mn)	6.3	+13%
NPL ratio (%)	2.39	+37 bps
Cost of credit (%)	2.34	-68 bps
Efficiency ratio (%)	41.5	-32 bps
Underlying RoTE (%)[1]	22.0	+14.1 pp

P&L*	Q1'21	vs. Q4'20	vs. Q1'20
NII	2,005	-1.8	-2.3
Net fee income	451	12.8	7.2
Total income	2,768	3.3	3.7
Operating expenses	-1,149	-4.7	2.8
Net operating income	1,620	**9.9**	**4.3**
LLPs	-393	-49.3	-65.3
Underlying PBT	1,207	**87.7**	**196.9**
Underlying att. profit	**773**	**88.8**	**205.4**

(*) EUR mn and % change in constant euros

VOLUMES[2]



-1%
+11%
123
127
Loans
Funds

(1) RoTE adjusted for excess capital. Otherwise, 14%
(2) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding disposal of Puerto Rico and Bluestem impact (EUR 3.5 bn in loans and EUR 3.5 bn in deposits). Considering it, loans -4% and funds +8%.

Santander 35

36 South America KEY DATA Q1'21 vs. Q1'20 Digital customers (mn) 21.6 +21% NPL ratio (%) 4.30 -33 bps Cost of credit (%) 2.81 -49 bps Efficiency ratio (%) 34.4 -135 bps Underlying RoTE (%) 19.3 +3.4 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 2,575 -1.6 8.0 Net fee income 842 -5.3 2.4 Total income 3,539 -1.0 9.5 Operating expenses -1,219 -10.7 4.9 Net operating income 2,320 5.1 12.1 LLPs -683 -6.5 -33.2 Underlying PBT 1,505 6.2 59.4 Underlying att. profit 773 -2.5 41.2 (*) EUR mn and % change in constant euros Strengthening regional connections in order to keep growing in a profitable manner Improved customer experience and increased loyalty, allied to rigorous cost and risk management QoQ comparison impacted by seasonality and lockdowns in some countries Profit rose YoY boosted by double-digit growth in volumes, reflected in the positive trend in NII, and lower LLPs VOLUMES1 120 150 Loans Funds +10% +12% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

37 We continued to make headway with our commercial strategy: demand deposits (+42%), Superdigital (140 k active customers) and launch of Getnet (c.14 k PoS) and Autocompara (leader in insurance issuance) Profit QoQ impacted by lower inflation, weak consumption associated to lockdown and increased tax burden Profit rose 55% YoY boosted by NII (higher inflation and lower cost of funds), efficiency improvement and lower provisions Chile VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds +20% KEY DATA Q1'21 vs. Q1'20 Digital customers (k) 1,723 +31% NPL ratio (%) 4.74 +11 bps Cost of credit (%) 1.33 +8 bps Efficiency ratio (%) 38.4 -332 bps Underlying RoTE (%) 17.2 +5.4 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 497 -3.1 9.3 Net fee income 95 -3.2 1.1 Total income 614 -0.5 9.5 Operating expenses -236 3.5 0.7 Net operating income 378 -2.8 15.7 LLPs -100 1.9 -39.5 Underlying PBT 277 -6.3 70.7 Underlying att. profit 153 -9.8 54.7 (*) EUR mn and % change in constant euros 42 40 Loans Funds +1% +5%

38 Ongoing digital transformation: strong digital customers growth, Getnet reached 21 k customers since October and launch of Cockpit QoQ profit up due to lower costs and LLPs. NII impacted by margin pressure Profit increased YoY boosted by the main lines of revenue and lower provisions. Costs reflect collective agreement Argentina VOLUMES1 (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds +20% KEY DATA Q1'21 vs. Q1'20 Digital customers (k) 2,689 +20% NPL ratio (%) 2.32 -165 bps Cost of credit (%) 4.55 -93 bps Efficiency ratio (%) 65.0 +651 bps Underlying RoTE (%) 20.4 +2.8 pp P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 204 -25.6 29.7 Net fee income 74 -21.1 49.7 Total income 262 -20.6 26.4 Operating expenses -171 -13.4 40.5 Net operating income 92 -31.3 6.6 LLPs -14 -79.8 -71.5 Underlying PBT 44 16.2 53.2 Underlying att. profit 45 20.8 103.3 (*) EUR mn and % change in constant euros 5 9 Loans Funds +47% +52%

Uruguay and Andean region

High profitability sustained across all countries supported by stronger customer loyalty, leading to greater transactionality

Uruguay: underlying profit decreased YoY impacted by lower interest rates and lower gains on financial transactions

Peru: profit rose boosted by higher revenue and efficiency improvement

Colombia: profit evolution impacted by higher costs related to IT and business development

Underlying attributable profit

URUGUAY

-11%



29
26
Q1'20
Q1'21

22% Underlying RoTE

PERU

+19%



10
12
Q1'20
Q1'21

20% Underlying RoTE

COLOMBIA

-9%



6
5
Q1'20
Q1'21

14% Underlying RoTE

Santander

Note: EUR mn and % change in constant euros

39

40 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

41 Focus on accelerating our digital transformation, through a multi-channel strategy adapting channels to new business trends and customer needs This clear orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in six of our markets QoQ and YoY profit growth due to higher volumes and revenue with better efficiency and lower cost of credit Retail Banking +9% YoY Loyal customers +15% YoY Digital customers P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 7,472 -1.2 4.3 Net fee income 1,709 1.2 -6.3 Total income 9,536 1.5 4.5 Operating expenses -4,157 -3.8 -1.8 Net operating income 5,378 6.0 9.9 LLPs -1,783 -27.4 -48.6 Underlying PBT 3,190 45.2 183.6 Underlying att. profit 1,836 42.4 208.1 (*) EUR mn and % change in constant euros 782 747 Loans Funds +2% +10% 6 markets Top 3 NPS1 50% +9 pp YoY Digital sales % of total sales Note: Customer figures corresponding to total Group (1) NPS = Net Promoter Score. Refers to number of countries in Top 3 position in H2’20 (2) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds VOLUMES2

42 SCIB continues executing its strategy to strengthen its position as a strategic advisor. The recent creation of the DSG team1 being one example of further developing its advisory expertise Profit boosted by strong revenue growth, backed by market activities, together with the positive performance of GDF and GTB Compared to Q4’20 profit was 108% higher, backed by higher revenue, good cost control and lower provisions SCIB Corporate & Investment Banking (1) DSG: Digital Solutions Group Total income +44% +4% +27% +8% +114% (Constant EUR mn) 3.0% RoRWA 31.8% Efficiency ratio P&L* Q1'21 vs. Q4'20 vs. Q1'20 NII 720 -7.0 19.0 Net fee income 466 23.0 27.9 Gains (losses) on FT 412 428.7 244.2 Total income 1,655 29.1 43.9 Operating expenses -526 -0.1 7.7 Net operating income 1,130 49.4 70.6 LLPs -47 -74.4 778.6 Underlying PBT 1,058 109.1 64.5 Underlying att. profit 704 107.9 64.2 (*) EUR mn and % change in constant euros 709 444 431 71 1,150 1,655 Q1'20 Q1'21 Global Transactional Banking Global Debt Financing Markets Other

Wealth Management & Insurance

WM&I

In **Private Banking**, continued good activity levels and business growth. Net new money YTD: EUR 3,300 million

In **SAM**, volumes are back to speed (up +10% YoY), both by market movement and by positive net sales (EUR 1,400 million YTD)

In **Insurance**, Gross Written Premiums +11% YoY, despite related business is affected by lower credit activity. Total Insurance fees up 5% YoY

Total contribution to Group's profit up 1% vs. Q1'20 pre-crisis, despite lower interest rates in PB, margin compression in SAM and positive non-recurring income in 2020 in Insurance

ACTIVITY

EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	370	+1%	+12%
Funds and investments[1]	227	+1%	+13%
- Asset Management (SAM)	182	+1%	+10%
- Private Banking	70	+1%	+20%
Custody of customer funds	91	+4%	+21%
Customer deposits	53	-1%	-3%
Customer loans	17	+3%	+9%

P&L*	Q1'21	vs. Q4'20	vs. Q1'20
NII	88	-12.5	-11.3
Net fee income	297	0.3	2.5
Total income	502	-8.1	-1.7
Operating expenses	-220	2.0	-0.5
Net operating income	**281**	**-14.7**	**-2.7**
LLPs	-5	10.8	-8.4
Underlying PBT	**273**	**-17.7**	**-3.4**
Underlying att. profit	**197**	**-17.7**	**-3.4**

(*) EUR mn and % change in constant euros

EUR 523 mn (+1% YoY)
Total contribution to Group's profit[2]

Total fees[3]
EUR 788 mn (+3% YoY)
Weight of Total Group
31%

Note. AuM: Total assets marketed and/or managed
(1) Total adjusted for funds from private banking customers managed by SAM
(2) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(3) Including fees generated by asset management and insurance transferred to the commercial network

Santander
43

44 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

45 ST Funding Securitisations and others Equity and other liabilities Loans and advances to customers Financial assets Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data (2) Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional data Liquidity Balance Sheet EUR bn, Mar-21 EUR bn, Mar-21 HQLAs3 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), actively reinforced already strong LCR ratios following covid-19 crisis HQLAs Level 1 256.0 HQLAs Level 2 8.9  Level 2A 4.5  Level 2B 4.3 1 78 118 229 28 940 173 45 883 1,246 1,246 Assets Liabilities Mar-21 Dec-20 Spain 2 176% 175% UK 2 138% 152% Portugal 131% 122% Poland 222% 187% US 156% 129% Mexico 195% 207% Brazil 160% 167% Chile 136% 155% Argentina 271% 222% SCF 534% 314% Group 173% 168% 120% 129% 123% 150% 120% 132% Dec-20 116% 114% 119% 120% 174%

46 0.4 1.0 2.2 0.9 1.8 1.7 2021 2022 2023 2024 2025 2026+ EUR 8.4 bn1 issued in public markets in Q1’21 EUR bn, Mar-21 Very manageable maturity profile EUR bn, Mar-21 2021 2022 2023 2024 2025 2026+ Spain2 UK SCF Other 2.1 9.1 8.1 7.4 8.5 48.4 3.7 6.2 2.5 3.9 2.6 1.5 2021 2022 2023 2024 2025 2026+ 10.7 2.9 5.9 7.8 4.6 12.2 2021 2022 2023 2024 2025 2026+ 2 Note: preference shares also includes other AT1 instruments. Conservative and decentralized liquidity and funding model 1.9 1.0 0.5 3.3 1.7 5.2 1.7 1.0 0.0 0.5 Spain UK SCF USA Other USA 1.7 3.2 1.3 2.5 3.1 5.2 2021 2022 2023 2024 2025 2026+  Other includes issuances in Brazil, Chile, Argentina and Mexico (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitisations. Two T2 instruments issued in Q4’20 as prefunding for 2021, totalling EUR 2.3 billion, are not included. (2) Includes Banco Santander S.A. and Santander International Products PLC

47(1) Parent bank (2) Ring-fenced bank (3) SBNA. SC USA has positive sensitivity under a -100 bp shift scenario * Note: different criteria vs. Q4’20 presentation: -100 bps sensitivities affected by removal of management floors ALCO portfolios reflect our geographic diversificationMostly positive interest rate sensitivity Net interest income sensitivity* to a +/-100 bp parallel shift EUR mn, Feb-21 Distribution of ALCO portfolios by country %, Mar-21 1 2 3 +100 bps -100 bps Interest rate risk hedging Spain, 7% SCF, 8% UK, 7% Poland, 15% Portugal, 2% USA, 16% Mexico, 12% Brazil, 19% Chile, 10% Other S.Am., 3% EUR 87 bn o/w HTC&S EUR 72 bn +1,005 +419 +115 -96 -499 -597 -77 +96

Issuances YTD against funding plan

2021 Funding plan and issuances

EUR bn, Mar-21

	Snr Non-Preferred + Snr		Hybrids		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	8-10	4.6	2-3	2.3[1]	-	-	10-13	6.9
SCF	3-4	1.0	-	-	0-1	-	3-5	1.0
UK	2.5-3.5	1.7	-	-	-	-	2.5-3.5	1.7
SHUSA	3-4	-	-	-	-	-	3-4	-
Other [2]	2.5-3.5	0.5	0-0.5	-	-	-	2.5-4	0.5
TOTAL[2]	19-25	7.8	2-3.5	2.3	0-1	-	21-29.5	10.1

Banco Santander S.A.'s 2021 funding plan contemplates the following:

- The Financial Plan is focused on covering TLAC/MREL requirements, with no secured issuances, to:
  - continue building up TLAC/MREL buffers.
  - pre-finance senior non-preferred /senior preferred transactions which lose TLAC eligibility due to entering in the <1 year window.
  - cover the increase in estimated RWAs which are the base of both requirements.

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Two T2 instruments issued in Q4'20 as prefunding for 2021, totalling EUR 2.3 billion: EUR 1 billion issued 22-Oct-20 with a coupon of 1.625% and USD 1.5 billion issued 3-Dec-20 with a coupon of 2.749%. Issuance of additional hybrid securities will depend on RWA growth, to continue fulfilling the AT1 and T2 buffers (1.5% and 2% respectively).
(2) Santander International Products, Plc. Is not included in the table: in Q1'21 issued EUR 0.6 bn of Senior Unsecured

Santander 48

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Mar-21
13.01%
T2
2.38%
AT1
1.781%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
+315 bps
+345 bps
CCyB, 0.01%1
16.16%
2.26%
T2
1.60%
AT1
12.30%
CET1
Regulatory Requirement 2020
Group ratios Mar-21

- Following regulatory changes in March 2020 in response to the covid-19 crisis, the **minimum CET1** to be maintained by the Group is **8.85%** (was 9.69% pre-changes)
- As of Mar-21, the distance to the MDA is 315 bps[2] and the CET1 management buffer is 345 bps

Assumed capital requirements (fully loaded)



Mar-21
13.01%
+280 bps
+304 bps
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
CCyB, 0.01%
15.81%
2.37%
1.55%
11.89%
>14.5
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2020
Group ratios Mar-21
Medium-term target ratios

- AT1 and T2 issuance are planned to be zero to target 1.5% and 2% of RWAs respectively assuming constant RWAs

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.
(1) Countercyclical buffer.
(2) MDA trigger = 3.45% - 0.18% - 0.12% = 3.15% (18 bps of AT1 and 12 bps of T2 shortfall is covered with CET1).

Santander 49

TLAC ratios for the Resolution Group headed by Banco Santander, S.A.

TLAC Ratio

EUR mn	30 June 2020	30 September 2020	31 December 2020	31 March 2021 E
Own Funds	**86,335**	**86,191**	**86,836**	**86,634**
of which: Common Equity Tier 1 (CET1) capital	70,746	70,829	69,451	69,349
of which: Additonal Tier 1 (AT1) capital	7,794	7,740	7,723	7,591
of which: Tier 2 (T2) capital	7,796	7,621	9,662	9,693
Eligible Liabilities	**30,998**	**30,650**	**30,437**	**32,550**
Subordinated instruments	767	860	964	1,120
Non preferred senior debt	23,336	22,912	22,540	24,352
Preferred senior debt and instruments with the same insolvency ranking	6,894	6,878	6,933	7,079
TLAC BEFORE DEDUCTIONS	117,333	116,841	117,273	119,185
Deductions	**53,652**	**52,622**	**51,025**	**48,878**
TLAC AFTER DEDUCTIONS	63,681	64,219	66,248	70,307
Risk Weighted Assets (RWAs)	**275,774**	**275,124**	**277,304**	**283,145**
TLAC RATIO (% RWAs)	23.1%	23.3%	23.9%	24.8%
Leverage Exposure (LE)	**735,543**	**635,439**	**632,303**	**689,349**
TLAC RATIO (% LE)	8.7%	10.1%	10.5%	10.2%

- TLAC ratio increased in the first quarter of 2021 by 0.9% to 24.8% (compared with the fully-loaded TLAC requirement of 21.5% as of 1 January 2022 and the current requirement of 16% as of 31 March 2021).
- The increase is mainly due to the rise in the TLAC before deductions (EUR 1.9 bn) and to the drop in the deduction (EUR 2.1 bn), as a result of the higher surpluses in other resolution groups. This increase in TLAC ratio is partially offset by the higher RWAs (EUR 5.8 bn).
- Between December 2020 and March 2021, TLAC before deductions increased due mainly to the SNP issuances carried out in the quarter (EUR 3.4 bn) and dollar appreciation (EUR 0.6 bn), which were partially offset by EUR 2.0 bn of SNP issuances that have stopped meeting eligibility criteria during the quarter.

Santander

December 20 figures show the Closing data, not the estimates shown in the fourth quarter earnings presentation

50

51 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

52 Yield on loans (%) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Europe 2.30 2.12 2.06 2.09 2.08 Spain 1.99 1.86 1.82 1.85 1.85 United Kingdom 2.49 2.35 2.32 2.36 2.33 Portugal 1.63 1.57 1.57 1.51 1.46 Poland 4.04 3.34 2.95 2.89 2.91 North America 8.94 7.85 7.82 7.70 7.78 US 7.76 6.90 6.96 6.83 7.00 Mexico 12.25 11.00 10.73 10.36 10.11 South America 11.70 10.00 9.03 9.50 9.92 Brazil 13.56 12.28 11.66 11.07 11.37 Chile 7.35 5.74 4.75 7.03 6.93 Argentina 23.75 20.06 18.37 19.93 22.03 Digital Consumer Bank 4.22 4.22 4.07 4.05 3.98

53 Cost of deposits (%) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Europe 0.36 0.25 0.14 0.12 0.11 Spain 0.06 0.04 0.04 0.04 0.04 United Kingdom 0.69 0.52 0.29 0.23 0.21 Portugal 0.08 0.06 0.05 0.03 0.02 Poland 0.65 0.42 0.14 0.09 0.05 North America 1.57 1.15 0.90 0.74 0.64 US 0.74 0.40 0.30 0.23 0.17 Mexico 3.54 3.21 2.53 2.03 1.85 South America 3.13 2.07 1.58 1.45 1.83 Brazil 3.12 2.27 1.61 1.46 1.47 Chile 1.35 0.71 0.34 0.45 0.35 Argentina 10.64 7.37 8.70 9.98 11.62 Digital Consumer Bank 0.47 0.44 0.39 0.35 0.30

54 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

55 78% 98% 69% 15 5 1 9 1 1 Total SMEs & Corporates Consumer Mortgages Europe South America North America 86% of moratoria has expired, with only 5% in stage 3. From the 14% still active, 73% is secured and most of it is in Europe Distribution of loans subject to moratoria Active moratoria as of 31st March 21, EUR bn Secured Unsecured Main units Active moratoria as of 31st March 21, EUR bn ▪ Portugal, Spain and UK represent 90% of active moratoria and 76% is secured 9 1 6 16 6 2 6 Note: Data aligned with EBA disclosure template

56 Europe 75 11% 60 80% 80% 16% 4% UK 45 19% 44 96% 80% 17% 3% Spain 11 6% 5 46% 74% 16% 10% SCF 4 4% 4 97% 86% 10% 4% North America 20 16% 20 98% 50% 42% 9% USA (SBNA & SC) 14 17% 13 97% 34% 55% 11% Mexico 6 21% 6 99% 81% 15% 5% South America 17 14% 16 97% 86% 9% 5% Brazil 5 8% 5 94% 72% 19% 9% EUR bn, 31-Mar-21 % loan book (*) o/w: expired % Stage 1 % Stage 2 % Stage 3 Total Group 112 12% 96 86% 75% 20% 5% Detail by segments Mortgages 71 22% 62 87% 84% 14% 3% Consumer 19 8% 18 96% 47% 42% 11% SMEs & Corporates 22 6% 16 73% 74% 20% 6% Total moratoria Expired as % of Total Expired Breakdown of moratoria by segments, regions and main countries: credit quality of expired moratoria remains solid Note: Data aligned with EBA disclosure template

57 Stage coverage (1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 27 bn in March 21, EUR 25 bn in December 2020, EUR 29 bn in September 2020, EUR 35 bn in June 2020 and EUR 31 bn in March 2020) Exposure ¹ Coverage Mar-21 Dec-20 Sep-20 Jun-20 Mar-20 Mar-21 Dec-20 Sep-20 Jun-20 Mar-20 Stage 1 885 864 862 878 891 0.5% 0.5% 0.6% 0.6% 0.6% Stage 2 70 69 60 61 53 8.1% 8.5% 8.8% 7.7% 8.2% Stage 3 32 32 31 33 33 42.5% 43.4% 43.3% 41.1% 40.8%

58 NPL ratio (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Europe 3.37 3.41 3.29 3.34 3.26 Spain 6.88 6.55 5.98 6.23 6.18 United Kingdom 0.99 1.10 1.33 1.24 1.35 Portugal 4.56 4.43 4.25 3.89 3.84 Poland 4.29 4.57 4.58 4.74 4.82 North America 2.02 1.73 1.96 2.23 2.39 US 2.00 1.49 1.85 2.04 2.11 Mexico 2.07 2.50 2.33 2.81 3.21 South America 4.63 4.74 4.40 4.39 4.30 Brazil 4.93 5.07 4.64 4.59 4.42 Chile 4.63 4.99 4.76 4.79 4.74 Argentina 3.97 3.15 2.88 2.11 2.32 Digital Consumer Bank 2.21 2.31 2.29 2.17 2.23 TOTAL GROUP 3.25 3.26 3.15 3.21 3.20

59 Coverage ratio (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Europe 47.0 46.5 48.7 50.3 50.0 Spain 44.6 43.3 46.0 47.1 47.2 United Kingdom 39.7 42.8 41.6 44.7 40.5 Portugal 59.0 60.9 64.3 66.5 69.2 Poland 68.1 69.0 70.8 70.7 70.3 North America 170.1 206.5 201.6 182.6 153.4 US 181.4 253.1 228.8 210.4 183.2 Mexico 133.9 114.9 132.6 120.8 95.6 South America 92.9 93.0 97.2 97.4 98.4 Brazil 108.0 110.2 114.9 113.2 116.5 Chile 57.2 54.7 59.7 61.4 63.4 Argentina 131.2 165.7 186.3 275.1 232.4 Digital Consumer Bank 111.6 108.0 110.6 113.3 111.4 TOTAL GROUP 71.3 72.1 76.0 76.4 74.0

60 Credit impaired loans and loan-loss allowances. Breakdown by operating areas. March 2021 Spain, 27.0% UK, 6.1% Portugal, 4.6% Poland, 4.6% Other Europe, 1.1% USA, 16.4% Mexico, 4.4% Brazil, 16.2% Chile, 5.7% Argentina, 1.0% Other South America, 0.7% DCB, 12.2% Spain, 42.4% UK, 11.2%Portugal, 4.9% Poland, 4.8% Other Europe, 0.9% USA, 6.6% Mexico, 3.4% Brazil, 10.3% Chile, 6.6% Argentina, 0.3% Other South America, 0.5% DCB, 8.1% Loan-loss allowancesCredit impaired loans

61 Cost of credit (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Europe 0.36 0.41 0.48 0.58 0.51 Spain 0.64 0.68 0.80 1.01 0.91 United Kingdom 0.14 0.22 0.26 0.27 0.21 Portugal 0.23 0.30 0.42 0.51 0.38 Poland 0.88 0.96 0.99 1.10 1.02 North America 3.02 3.21 3.07 2.92 2.34 US 3.13 3.30 3.08 2.86 2.12 Mexico 2.69 2.95 2.97 3.03 3.00 South America 3.29 3.49 3.50 3.32 2.81 Brazil 4.43 4.67 4.58 4.35 3.79 Chile 1.25 1.46 1.59 1.50 1.33 Argentina 5.48 5.67 5.54 5.93 4.55 Digital Consumer Bank 0.63 0.74 0.79 0.83 0.69 TOTAL GROUP 1.17 1.26 1.27 1.28 1.08

62 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

Santander Responsible Banking goals

We are building a more Responsible Bank aligned with our commitments

	2018	2019	2020	2021	2025
Top 10 company to work for[1]	4	5	6 ✓	6	
Women on the board of directors	33%	40%	40% ✓	40%-60%	
Women in senior leadership positions[2]	20%	23%	23.7%		30%
Equal pay gap[3]	3%	2%	1.5%		~0%
Financially empowered people[4]		2.0 mn	4.9 mn		10 mn
Green finance raised and facilitated[5] (euros)		19 bn	33.8 bn		120 bn
Electricity used from renewable energy sources[6]	43%	50%	57%	60%	100%
Becoming carbon neutral in our own operations			0% ✓		
Reduction of unnecessary single use plastic in corporate buildings and branches		75%	98%	100%	
Scholarships, internships & entrepreneurs programmes[7]		69 k	225 k ✓	200 k	
People helped through our community programmes[8]		1.6 mn	4.0 mn	4 mn	

From...To.... | Cumulative target | ✓ Commitment Achieved

(1) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)
(2) Senior positions represent 1% of total workforce
(3) Calculation of equal pay gap compares employees of the same job, level and function
(4) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education
(5) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn
(6) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group
(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank)
(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

Santander

63

64 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

65 SANTANDER GROUP (EUR mn) (*) Including: in Q1’20, restructuring costs in Q2’20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4’20, restructuring costs and other in Q1’21, restructuring costs Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 8,487 7,715 7,773 8,019 7,956 Net fee income 2,853 2,283 2,423 2,456 2,548 Gains (losses) on financial transactions and other 474 706 891 520 886 Total income 11,814 10,704 11,087 10,995 11,390 Operating expenses (5,577) (5,076) (5,073) (5,241) (5,118) Net operating income 6,237 5,628 6,014 5,754 6,272 Net loan-loss provisions (3,909) (3,118) (2,535) (2,611) (1,992) Other gains (losses) and provisions (372) (625) (304) (485) (467) Underlying profit before tax 1,956 1,885 3,175 2,658 3,813 Underlying consolidated profit 696 1,677 2,047 1,738 2,489 Underlying attributable profit 377 1,531 1,750 1,423 2,138 Net capital gains and provisions* (46) (12,660) — (1,146) (530) Attributable profit 331 (11,129) 1,750 277 1,608

66 SANTANDER GROUP (Constant EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 7,567 7,411 7,748 8,093 7,956 Net fee income 2,543 2,208 2,399 2,460 2,548 Gains (losses) on financial transactions and other 455 647 882 513 886 Total income 10,565 10,266 11,030 11,066 11,390 Operating expenses (5,111) (4,924) (5,071) (5,283) (5,118) Net operating income 5,454 5,342 5,959 5,783 6,272 Net loan-loss provisions (3,487) (2,967) (2,563) (2,650) (1,992) Other gains (losses) and provisions (330) (620) (303) (491) (467) Underlying profit before tax 1,637 1,754 3,092 2,643 3,813 Underlying consolidated profit 492 1,594 2,007 1,735 2,489 Underlying attributable profit 192 1,456 1,716 1,423 2,138 Net capital gains and provisions* (45) (12,662) (24) (1,141) (530) Attributable profit 146 (11,205) 1,692 281 1,608 (*) Including: in Q1’20, restructuring costs in Q2’20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4’20, restructuring costs and other in Q1’21, restructuring costs

67 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,378 2,330 2,534 2,670 2,645 Net fee income 1,128 942 961 968 1,072 Gains (losses) on financial transactions and other 212 125 388 37 432 Total income 3,718 3,398 3,883 3,675 4,149 Operating expenses (2,175) (2,038) (2,046) (2,015) (2,071) Net operating income 1,543 1,359 1,837 1,659 2,077 Net loan-loss provisions (1,004) (677) (735) (927) (595) Other gains (losses) and provisions (236) (186) (177) (371) (251) Underlying profit before tax 303 496 925 361 1,231 Underlying consolidated profit 202 360 660 268 829 Underlying attributable profit 193 336 628 256 826 Europe (EUR mn)

68 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,350 2,337 2,558 2,699 2,645 Net fee income 1,117 942 963 970 1,072 Gains (losses) on financial transactions and other 213 122 387 36 432 Total income 3,680 3,402 3,909 3,704 4,149 Operating expenses (2,154) (2,044) (2,065) (2,034) (2,071) Net operating income 1,527 1,358 1,844 1,671 2,077 Net loan-loss provisions (997) (680) (740) (932) (595) Other gains (losses) and provisions (234) (184) (180) (372) (251) Underlying profit before tax 297 494 924 367 1,231 Underlying consolidated profit 199 358 660 273 829 Underlying attributable profit 189 335 629 261 826 Europe (Constant EUR mn)

69 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 925 931 1,034 1,067 1,019 Net fee income 643 535 562 573 587 Gains (losses) on financial transactions and other 220 96 204 (8) 178 Total income 1,789 1,562 1,800 1,632 1,785 Operating expenses (944) (896) (893) (873) (867) Net operating income 844 665 907 759 918 Net loan-loss provisions (628) (313) (449) (611) (449) Other gains (losses) and provisions (104) (115) (112) (128) (129) Underlying profit before tax 112 237 346 20 340 Underlying consolidated profit 90 160 246 20 243 Underlying attributable profit 90 161 246 20 243 Spain (EUR mn)

70 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 820 796 905 983 1,001 Net fee income 190 94 115 96 120 Gains (losses) on financial transactions and other (3) 1 14 (31) (10) Total income 1,007 891 1,034 1,048 1,111 Operating expenses (686) (631) (620) (601) (652) Net operating income 321 259 414 447 459 Net loan-loss provisions (178) (223) (179) (97) (18) Other gains (losses) and provisions (71) (5) (30) (150) (31) Underlying profit before tax 72 31 205 200 410 Underlying consolidated profit 52 19 149 171 294 Underlying attributable profit 52 19 149 171 294 United Kingdom (EUR mn)

71 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 706 706 818 885 874 Net fee income 163 85 104 87 105 Gains (losses) on financial transactions and other (2) 1 13 (27) (8) Total income 867 791 934 945 971 Operating expenses (591) (560) (562) (543) (569) Net operating income 276 231 372 402 401 Net loan-loss provisions (153) (197) (163) (89) (16) Other gains (losses) and provisions (61) (5) (27) (134) (27) Underlying profit before tax 62 28 182 179 358 Underlying consolidated profit 45 17 133 153 257 Underlying attributable profit 45 17 133 153 257 United Kingdom (GBP mn)

72 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 202 197 193 195 193 Net fee income 101 90 94 103 99 Gains (losses) on financial transactions and other 47 30 25 19 135 Total income 350 317 312 317 427 Operating expenses (151) (145) (146) (149) (146) Net operating income 199 172 166 168 281 Net loan-loss provisions (80) (24) (47) (42) (35) Other gains (losses) and provisions (21) (16) 1 7 (13) Underlying profit before tax 98 132 120 133 234 Underlying consolidated profit 68 92 83 95 161 Underlying attributable profit 68 92 83 95 161 Portugal (EUR mn)

73 Poland (EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 296 251 246 243 240 Net fee income 116 104 112 120 127 Gains (losses) on financial transactions and other (48) 23 35 24 (10) Total income 365 377 394 388 357 Operating expenses (172) (143) (161) (154) (158) Net operating income 193 235 233 234 199 Net loan-loss provisions (95) (89) (65) (81) (68) Other gains (losses) and provisions (36) (40) (32) (87) (72) Underlying profit before tax 62 105 136 66 58 Underlying consolidated profit 32 74 100 34 26 Underlying attributable profit 23 51 68 20 21

74 Poland (PLN mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 1,279 1,134 1,095 1,096 1,090 Net fee income 503 467 498 541 576 Gains (losses) on financial transactions and other (206) 95 156 109 (46) Total income 1,576 1,696 1,749 1,746 1,621 Operating expenses (742) (645) (714) (694) (718) Net operating income 834 1,051 1,036 1,052 902 Net loan-loss provisions (411) (399) (291) (363) (309) Other gains (losses) and provisions (155) (181) (141) (390) (329) Underlying profit before tax 268 470 603 300 265 Underlying consolidated profit 140 329 442 154 116 Underlying attributable profit 98 225 302 93 93

75 Other Europe (EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 134 155 155 182 192 Net fee income 78 120 78 75 138 Gains (losses) on financial transactions and other (5) (24) 109 32 139 Total income 207 251 343 290 469 Operating expenses (222) (223) (226) (238) (249) Net operating income (15) 28 116 52 221 Net loan-loss provisions (23) (29) 5 (97) (26) Other gains (losses) and provisions (4) (9) (4) (12) (6) Underlying profit before tax (42) (10) 117 (58) 189 Underlying consolidated profit (40) 15 81 (52) 106 Underlying attributable profit (40) 14 81 (51) 108

76 Other Europe (Constant EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 133 151 155 182 192 Net fee income 75 118 78 75 138 Gains (losses) on financial transactions and other (6) (25) 109 32 139 Total income 202 244 342 289 469 Operating expenses (218) (219) (225) (237) (249) Net operating income (16) 25 117 52 221 Net loan-loss provisions (22) (30) 6 (97) (26) Other gains (losses) and provisions (5) (7) (6) (12) (6) Underlying profit before tax (43) (12) 117 (57) 189 Underlying consolidated profit (41) 13 81 (51) 106 Underlying attributable profit (42) 14 81 (50) 108

77 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,261 2,079 2,076 2,055 2,005 Net fee income 464 405 413 402 451 Gains (losses) on financial transactions and other 216 227 194 242 313 Total income 2,941 2,711 2,683 2,699 2,768 Operating expenses (1,230) (1,123) (1,109) (1,215) (1,149) Net operating income 1,711 1,587 1,574 1,484 1,620 Net loan-loss provisions (1,246) (1,123) (775) (773) (393) Other gains (losses) and provisions (14) (38) (24) (57) (20) Underlying profit before tax 452 427 774 654 1,207 Underlying consolidated profit 337 369 528 500 910 Underlying attributable profit 282 334 439 417 773 North America (EUR mn)

78 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,052 1,988 2,071 2,042 2,005 Net fee income 421 394 417 400 451 Gains (losses) on financial transactions and other 198 211 190 237 313 Total income 2,670 2,592 2,678 2,679 2,768 Operating expenses (1,117) (1,073) (1,109) (1,205) (1,149) Net operating income 1,553 1,520 1,569 1,474 1,620 Net loan-loss provisions (1,134) (1,059) (785) (776) (393) Other gains (losses) and provisions (13) (36) (24) (55) (20) Underlying profit before tax 406 425 760 643 1,207 Underlying consolidated profit 304 363 522 491 910 Underlying attributable profit 253 329 436 410 773 North America (Constant EUR mn)

79 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 1,462 1,429 1,406 1,348 1,337 Net fee income 250 215 218 206 241 Gains (losses) on financial transactions and other 217 157 206 247 324 Total income 1,929 1,801 1,830 1,801 1,902 Operating expenses (809) (776) (722) (772) (748) Net operating income 1,120 1,024 1,108 1,029 1,154 Net loan-loss provisions (972) (832) (572) (561) (165) Other gains (losses) and provisions (6) (30) (20) (37) (15) Underlying profit before tax 141 163 515 431 974 Underlying consolidated profit 99 170 333 330 739 Underlying attributable profit 60 151 259 260 616 United States (EUR mn)

80 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 1,612 1,573 1,644 1,608 1,611 Net fee income 275 237 255 247 290 Gains (losses) on financial transactions and other 239 173 240 291 390 Total income 2,126 1,983 2,139 2,145 2,290 Operating expenses (892) (855) (846) (918) (901) Net operating income 1,235 1,128 1,292 1,227 1,390 Net loan-loss provisions (1,072) (916) (683) (679) (199) Other gains (losses) and provisions (7) (33) (24) (44) (18) Underlying profit before tax 156 180 586 504 1,173 Underlying consolidated profit 109 188 381 386 890 Underlying attributable profit 66 166 296 305 743 United States (USD mn)

81 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 798 650 669 707 667 Net fee income 211 185 189 188 204 Gains (losses) on financial transactions and other (2) 70 (10) (4) (6) Total income 1,007 905 848 891 865 Operating expenses (415) (341) (375) (422) (373) Net operating income 592 565 473 469 492 Net loan-loss provisions (273) (291) (203) (212) (228) Other gains (losses) and provisions (8) (6) (4) (19) (5) Underlying profit before tax 311 267 266 238 259 Underlying consolidated profit 237 201 200 185 196 Underlying attributable profit 220 186 185 171 182 Mexico (EUR mn)

82 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 17,484 16,706 17,310 17,322 16,360 Net fee income 4,617 4,719 4,868 4,596 4,995 Gains (losses) on financial transactions and other (51) 1,658 (194) (91) (156) Total income 22,049 23,083 21,984 21,827 21,199 Operating expenses (9,088) (8,749) (9,654) (10,327) (9,139) Net operating income 12,962 14,334 12,330 11,500 12,060 Net loan-loss provisions (5,985) (7,336) (5,339) (5,194) (5,582) Other gains (losses) and provisions (167) (166) (109) (470) (127) Underlying profit before tax 6,810 6,832 6,881 5,836 6,351 Underlying consolidated profit 5,191 5,149 5,170 4,529 4,810 Underlying attributable profit 4,814 4,761 4,786 4,198 4,458 Mexico (MXN mn)

83 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income (0) 0 0 0 0 Net fee income 4 5 7 8 7 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) Total income 5 4 6 8 2 Operating expenses (6) (6) (13) (22) (28) Net operating income (0) (2) (7) (14) (26) Net loan-loss provisions (0) (0) (0) (0) (0) Other gains (losses) and provisions (0) (2) (0) 0 (0) Underlying profit before tax (1) (4) (7) (14) (26) Underlying consolidated profit 2 (3) (5) (15) (25) Underlying attributable profit 2 (3) (5) (15) (25) Other North America (EUR mn)

84 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income (0) 0 0 0 0 Net fee income 4 5 7 8 7 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) Total income 5 4 6 8 2 Operating expenses (6) (6) (13) (22) (28) Net operating income (0) (2) (7) (14) (26) Net loan-loss provisions (0) (0) (0) (0) (0) Other gains (losses) and provisions (0) (2) (0) 0 (0) Underlying profit before tax (1) (4) (7) (14) (26) Underlying consolidated profit 2 (3) (5) (15) (25) Underlying attributable profit 2 (3) (5) (15) (25) Other North America (Constant EUR mn)

85 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 3,065 2,606 2,486 2,566 2,575 Net fee income 1,077 779 848 885 842 Gains (losses) on financial transactions and other 26 310 149 70 122 Total income 4,169 3,695 3,483 3,522 3,539 Operating expenses (1,492) (1,281) (1,250) (1,335) (1,219) Net operating income 2,677 2,414 2,233 2,187 2,320 Net loan-loss provisions (1,325) (1,110) (787) (702) (683) Other gains (losses) and provisions (142) (54) (71) (54) (132) Underlying profit before tax 1,210 1,250 1,375 1,431 1,505 Underlying consolidated profit 796 781 832 935 905 Underlying attributable profit 700 682 731 794 773 South America (EUR mn)

86 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,384 2,375 2,434 2,615 2,575 Net fee income 822 714 818 889 842 Gains (losses) on financial transactions and other 25 271 145 69 122 Total income 3,231 3,360 3,397 3,573 3,539 Operating expenses (1,161) (1,170) (1,227) (1,365) (1,219) Net operating income 2,070 2,190 2,170 2,209 2,320 Net loan-loss provisions (1,022) (1,018) (798) (730) (683) Other gains (losses) and provisions (104) (53) (67) (61) (132) Underlying profit before tax 944 1,118 1,304 1,417 1,505 Underlying consolidated profit 630 702 796 934 905 Underlying attributable profit 548 609 697 793 773 South America (Constant EUR mn)

87 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 2,270 1,813 1,756 1,786 1,780 Net fee income 869 614 664 677 632 Gains (losses) on financial transactions and other (3) 224 114 82 109 Total income 3,137 2,651 2,534 2,544 2,521 Operating expenses (1,004) (835) (805) (897) (723) Net operating income 2,133 1,816 1,729 1,648 1,799 Net loan-loss provisions (1,066) (843) (569) (540) (549) Other gains (losses) and provisions (127) (31) (68) (36) (96) Underlying profit before tax 940 942 1,092 1,072 1,154 Underlying consolidated profit 571 533 611 636 624 Underlying attributable profit 517 478 550 568 562 Brazil (EUR mn)

88 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 11,100 10,725 11,066 11,446 11,744 Net fee income 4,250 3,679 4,167 4,324 4,169 Gains (losses) on financial transactions and other (14) 1,196 703 538 718 Total income 15,336 15,600 15,935 16,308 16,632 Operating expenses (4,907) (4,922) (5,065) (5,696) (4,767) Net operating income 10,429 10,678 10,871 10,612 11,865 Net loan-loss provisions (5,214) (4,990) (3,752) (3,588) (3,619) Other gains (losses) and provisions (621) (226) (428) (252) (633) Underlying profit before tax 4,594 5,462 6,691 6,771 7,612 Underlying consolidated profit 2,794 3,111 3,760 4,008 4,118 Underlying attributable profit 2,526 2,792 3,386 3,583 3,704 Brazil (BRL mn)

89 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 448 425 420 494 497 Net fee income 92 74 74 94 95 Gains (losses) on financial transactions and other 12 85 38 6 22 Total income 553 584 532 594 614 Operating expenses (230) (228) (223) (219) (236) Net operating income 322 356 310 375 378 Net loan-loss provisions (163) (183) (154) (94) (100) Other gains (losses) and provisions 1 (2) 13 4 (1) Underlying profit before tax 160 171 169 285 277 Underlying consolidated profit 138 129 125 236 222 Underlying attributable profit 97 86 86 163 153 Chile (EUR mn)

90 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 397,015 384,057 383,394 447,669 433,780 Net fee income 81,770 67,170 67,421 85,452 82,698 Gains (losses) on financial transactions and other 10,853 76,628 35,003 5,316 19,479 Total income 489,638 527,855 485,818 538,437 535,956 Operating expenses (204,237) (205,998) (203,043) (198,727) (205,743) Net operating income 285,401 321,857 282,775 339,710 330,213 Net loan-loss provisions (144,587) (165,302) (140,381) (85,889) (87,495) Other gains (losses) and provisions 739 (1,905) 11,526 3,859 (1,155) Underlying profit before tax 141,553 154,650 153,920 257,680 241,563 Underlying consolidated profit 122,619 116,749 114,468 213,738 193,497 Underlying attributable profit 86,013 77,918 78,454 147,535 133,049 Chile (CLP mn)

91 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 241 261 218 192 204 Net fee income 76 56 70 71 74 Gains (losses) on financial transactions and other 1 (8) (14) (36) (16) Total income 318 310 274 226 262 Operating expenses (186) (153) (152) (141) (171) Net operating income 132 157 122 85 92 Net loan-loss provisions (75) (57) (46) (48) (14) Other gains (losses) and provisions (14) (18) (17) (22) (34) Underlying profit before tax 44 82 59 15 44 Underlying consolidated profit 34 75 52 18 46 Underlying attributable profit 34 75 52 18 45 Argentina (EUR mn)

92 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 16,991 22,846 24,646 29,613 22,035 Net fee income 5,327 5,132 7,611 10,109 7,977 Gains (losses) on financial transactions and other 89 (595) (1,349) (4,047) (1,686) Total income 22,407 27,384 30,908 35,674 28,326 Operating expenses (13,112) (13,756) (17,093) (21,259) (18,420) Net operating income 9,295 13,628 13,815 14,416 9,906 Net loan-loss provisions (5,266) (5,207) (5,417) (7,430) (1,503) Other gains (losses) and provisions (953) (1,546) (1,821) (2,933) (3,691) Underlying profit before tax 3,076 6,875 6,578 4,052 4,711 Underlying consolidated profit 2,421 6,276 5,807 4,089 4,918 Underlying attributable profit 2,405 6,234 5,759 4,047 4,888 Argentina (ARS mn)

93 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 106 107 91 94 93 Net fee income 40 34 40 43 41 Gains (losses) on financial transactions and other 16 9 11 19 7 Total income 162 149 143 157 141 Operating expenses (72) (65) (70) (78) (90) Net operating income 90 85 73 79 51 Net loan-loss provisions (21) (27) (19) (20) (20) Other gains (losses) and provisions (2) (2) 1 (0) (1) Underlying profit before tax 67 55 55 59 30 Underlying consolidated profit 52 43 43 45 14 Underlying attributable profit 52 43 43 45 14 Other South America (EUR mn)

94 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 89 97 89 93 93 Net fee income 35 32 39 42 41 Gains (losses) on financial transactions and other 14 8 10 19 7 Total income 138 136 138 154 141 Operating expenses (62) (60) (68) (77) (90) Net operating income 76 76 70 77 51 Net loan-loss provisions (17) (24) (18) (19) (20) Other gains (losses) and provisions (2) (2) 1 (0) (1) Underlying profit before tax 57 50 53 58 30 Underlying consolidated profit 44 38 40 44 14 Underlying attributable profit 44 38 41 44 14 Other South America (Constant EUR mn)

95 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 1,088 1,054 1,048 1,073 1,056 Net fee income 192 163 211 205 188 Gains (losses) on financial transactions and other 11 (4) 50 74 59 Total income 1,291 1,214 1,309 1,352 1,304 Operating expenses (596) (552) (585) (596) (600) Net operating income 695 662 724 756 703 Net loan-loss provisions (331) (200) (222) (204) (166) Other gains (losses) and provisions 40 23 (20) 6 (31) Underlying profit before tax 404 485 482 558 506 Underlying consolidated profit 297 356 357 424 372 Underlying attributable profit 234 273 281 345 291 Digital Consumer Bank (EUR mn)

96 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 1,085 1,065 1,056 1,082 1,056 Net fee income 192 164 211 205 188 Gains (losses) on financial transactions and other 11 (4) 50 75 59 Total income 1,287 1,225 1,317 1,362 1,304 Operating expenses (594) (557) (588) (600) (600) Net operating income 693 669 729 762 703 Net loan-loss provisions (330) (202) (224) (208) (166) Other gains (losses) and provisions 40 23 (20) 7 (31) Underlying profit before tax 403 490 485 561 506 Underlying consolidated profit 296 360 359 427 372 Underlying attributable profit 233 277 283 348 291 Digital Consumer Bank (Constant EUR mn)

97 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income (304) (354) (371) (345) (324) Net fee income (9) (6) (11) (3) (5) Gains (losses) on financial transactions and other 9 47 110 96 (41) Total income (304) (313) (271) (252) (370) Operating expenses (85) (82) (82) (80) (79) Net operating income (389) (395) (353) (333) (449) Net loan-loss provisions (3) (8) (16) (4) (154) Other gains (losses) and provisions (20) (370) (12) (9) (33) Underlying profit before tax (413) (773) (381) (345) (635) Underlying consolidated profit (937) (188) (330) (389) (527) Underlying attributable profit (1,031) (94) (330) (389) (527) Corporate Centre (EUR mn)

98 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 8,004 7,272 7,280 7,500 7,472 Net fee income 2,058 1,536 1,707 1,685 1,709 Gains (losses) on financial transactions and other 108 263 444 165 355 Total income 10,171 9,071 9,431 9,349 9,536 Operating expenses (4,632) (4,191) (4,183) (4,280) (4,157) Net operating income 5,538 4,880 5,248 5,069 5,378 Net loan-loss provisions (3,890) (2,862) (2,465) (2,415) (1,783) Other gains (losses) and provisions (343) (219) (267) (409) (405) Underlying profit before tax 1,306 1,799 2,516 2,246 3,190 Underlying consolidated profit 873 1,242 1,633 1,594 2,143 Underlying attributable profit 693 1,040 1,375 1,313 1,836 Retail Banking (EUR mn)

99 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 7,166 7,003 7,263 7,563 7,472 Net fee income 1,824 1,484 1,691 1,688 1,709 Gains (losses) on financial transactions and other 137 235 426 141 355 Total income 9,127 8,723 9,380 9,392 9,536 Operating expenses (4,233) (4,063) (4,183) (4,320) (4,157) Net operating income 4,894 4,660 5,197 5,072 5,378 Net loan-loss provisions (3,469) (2,714) (2,491) (2,456) (1,783) Other gains (losses) and provisions (300) (215) (267) (420) (405) Underlying profit before tax 1,125 1,730 2,439 2,196 3,190 Underlying consolidated profit 765 1,204 1,597 1,567 2,143 Underlying attributable profit 596 1,007 1,345 1,289 1,836 Retail Banking (Constant EUR mn)

100 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 677 705 771 765 720 Net fee income 402 405 360 375 466 Gains (losses) on financial transactions and other 217 300 242 113 469 Total income 1,297 1,410 1,373 1,253 1,655 Operating expenses (528) (499) (488) (523) (526) Net operating income 769 910 885 730 1,130 Net loan-loss provisions (6) (239) (40) (185) (47) Other gains (losses) and provisions (15) (28) (20) (72) (25) Underlying profit before tax 748 644 825 472 1,058 Underlying consolidated profit 528 465 585 339 740 Underlying attributable profit 494 434 554 316 704 Corporate & Investment Banking (EUR mn)

101 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 605 673 764 775 720 Net fee income 364 393 355 379 466 Gains (losses) on financial transactions and other 181 270 251 129 469 Total income 1,150 1,337 1,370 1,282 1,655 Operating expenses (488) (486) (488) (526) (526) Net operating income 662 851 882 756 1,130 Net loan-loss provisions (5) (237) (42) (183) (47) Other gains (losses) and provisions (14) (27) (20) (67) (25) Underlying profit before tax 643 587 820 506 1,058 Underlying consolidated profit 457 425 581 362 740 Underlying attributable profit 428 397 551 338 704 Corporate & Investment Banking (Constant EUR mn)

102 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 109 93 92 100 88 Net fee income 308 269 279 296 297 Gains (losses) on financial transactions and other 133 99 102 149 117 Total income 550 462 474 545 502 Operating expenses (237) (212) (207) (216) (220) Net operating income 313 250 266 329 281 Net loan-loss provisions (6) (6) (11) (5) (5) Other gains (losses) and provisions (1) (2) (3) 7 (3) Underlying profit before tax 307 242 252 331 273 Underlying consolidated profit 232 186 193 249 206 Underlying attributable profit 222 179 184 238 197 Wealth Management & Insurance (EUR mn)

103 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 99 88 92 101 88 Net fee income 290 263 277 296 297 Gains (losses) on financial transactions and other 121 98 102 149 117 Total income 511 449 472 546 502 Operating expenses (222) (206) (207) (216) (220) Net operating income 289 243 265 330 281 Net loan-loss provisions (6) (6) (11) (5) (5) Other gains (losses) and provisions (1) (2) (3) 7 (3) Underlying profit before tax 282 235 251 332 273 Underlying consolidated profit 213 181 191 250 206 Underlying attributable profit 204 173 183 239 197 Wealth Management & Insurance (Constant EUR mn)

104 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 0 (1) 0 (0) (1) Net fee income 94 78 88 103 81 Gains (losses) on financial transactions and other 7 (3) (8) (2) (14) Total income 101 75 81 100 67 Operating expenses (95) (92) (113) (142) (136) Net operating income 5 (18) (33) (42) (69) Net loan-loss provisions (4) (3) (3) (2) (2) Other gains (losses) and provisions 7 (6) (1) (2) (2) Underlying profit before tax 8 (26) (37) (46) (73) Underlying consolidated profit (1) (27) (34) (55) (72) Underlying attributable profit (1) (27) (33) (55) (72) PagoNxt (EUR mn)

105 PagoNxt (Constant EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Net interest income 0 (0) 0 (0) (1) Net fee income 74 73 87 101 81 Gains (losses) on financial transactions and other 7 (3) (7) (2) (14) Total income 81 71 80 99 67 Operating expenses (83) (88) (111) (141) (136) Net operating income (2) (17) (32) (42) (69) Net loan-loss provisions (3) (3) (3) (2) (2) Other gains (losses) and provisions 5 (5) (1) (2) (2) Underlying profit before tax (0) (25) (36) (46) (73) Underlying consolidated profit (5) (27) (33) (55) (72) Underlying attributable profit (5) (27) (33) (55) (72)

106 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

107 Glossary - Acronyms ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ CET1: Common equity tier 1 ❑ C&I: Commercial and Industrial ❑ CIB: Corporate & Investment Bank ❑ covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ GDP: Gross domestic product ❑ HQLA: High quality liquid asset ❑ HTC&S: Held to collect and sell ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ LTV: Loan to Value ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MXN: Mexican Pesos ❑ n.a.: Not available ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ n.m.: Not meaningful ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ RE: Real Estate ❑ Repos: Repurchase agreements ❑ ROF: Gains on financial transactions ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SBNA: Santander Bank NA ❑ SCF: Santander Consumer Finance ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ SVR: Standard variable rate ❑ TDR: Troubled debt restructuring ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UF: Unidad de fomento (Chile) ❑ YoY: Year-on-Year ❑ UX: User experience

108 Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 4 months from December to March. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities ✓ NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Glossary - Definitions

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 April 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer